UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

BioDrain Medical, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

09071P109

(CUSIP Number)

SOK Partners LLC

122 Willow Street

Brooklyn, New York 11217

Attn: Dr. Samuel Herschkowitz

(718) 624-6277

with copies to:

Goodwin Procter llp

620 Eighth Avenue

New York, New York 10018

Attn: Jeffrey A. Legault, Esq.

(212) 813-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 4, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON: SAMUEL HERSCHKOWITZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,044,308
	8	SHARED VOTING POWER 13,958,185
	9	SOLE DISPOSITIVE POWER 13,044,308
	10	SHARED DISPOSITIVE POWER 13,958,185
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,302,493
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.4%[1]
14	TYPE OF REPORTING PERSON IN

______________________

1 Calculated based upon 60,144,242 shares of the Issuer’s common stock outstanding, which include (i) 47,109,134 shares of common stock outstanding as of May 15, 2012, as reported by the Issuer to the Reporting Persons, (ii) the 4,615,385 shares of common stock issuable to SOK Partners as a second equity bonus under the Second Note Purchase Agreement, as more fully described in Item 3 below, (iii) the 3,692,308 shares of common stock issuable upon the conversion of the outstanding principal amount under the First Note, as more fully described in Item 3 below, and (iv) the 4,727,415 shares of common stock into upon conversion of the current outstanding principal amount of $307,282 under the Grid Note, as more fully described in Item 3 below

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1	NAME OF REPORTING PERSON: JOSHUA KORNBERG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 300,000
	8	SHARED VOTING POWER 13,958,185
	9	SOLE DISPOSITIVE POWER 300,000
	10	SHARED DISPOSITIVE POWER 13,958,185
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,302,493
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.4%[1]
14	TYPE OF REPORTING PERSON IN

1 See Footnote 1.

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1	NAME OF REPORTING PERSON: SOK PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW JERSEY
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,958,185
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,958,185
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,302,493
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.4%[1]
14	TYPE OF REPORTING PERSON OO

1 See Footnote 1.

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1	NAME OF REPORTING PERSON: ATLANTIC PARTNERS ALLIANCE LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,958,185
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,958,185
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,302,493
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.4%[1]
14	TYPE OF REPORTING PERSON OO

1 See Footnote 1.

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This Amendment No. 3 is filed by Samuel Herschkowitz, Joshua Kornberg, SOK Partners, LLC and Atlantic Partners Alliance LLC (collectively, the “Reporting Persons”), and amends and supplements the statement on Schedule 13D (the “Statement”) originally filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on April 6, 2012, Amendment No. 1 thereto filed with the SEC on April 17, 2012, and Amendment No. 2 thereto filed with the SEC on April 24, with respect to the common stock, par value $0.01 per share (the “Shares”), of BioDrain Medical, Inc., a Minnesota corporation (the “Issuer”). All references herein to the Statement or terms of similar import shall be deemed to refer to the Statement as amended and supplemented by Amendment No. 1 thereto, Amendment No. 2 thereto, and hereby.

Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Statement, and unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement.

The Reporting Persons previously entered into the Joint Filing Agreement, a copy of which was filed as Exhibit 99.1 to the Statement, and which is incorporated herein by reference thereto.

Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a “group” as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Act

Item	1. Security and Issuer.

Response unchanged.

Item	2. Identity and Background.

Response unchanged.

Item	3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented as follows:

On May 17, 2012, the Issuer instructed its transfer agent to issue to SOK Partners a stock certificate evidencing 4,615,385 Shares registered in the name of SOK Partners. Such Shares represent a second equity bonus issuable to SOK Partners under the Second Note Purchase Agreement upon SOK Partners having made aggregate advances under the Grid Note of not less than $300,000 (the “Second Grid Note Equity Bonus”), which event occurred on May 4, 2012.

Item	4. Purpose of Transaction.

Response unchanged.

Item	5. Interest in Securities of the Issuer.

Items 5(a) and 5(b) are hereby amended and replaced in their entirety as follows:

(a) The Reporting Persons may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Act”)), in the aggregate, 27,302,493 Shares (including Shares issuable upon the conversion of the amounts outstanding under the First Note and the Grid Note), representing approximately 45.4% of the outstanding Shares (calculated based upon 60,144,242 Shares outstanding, which include (i) 47,109,134 Shares outstanding as of May 15, 2012, as reported by the Issuer to the Reporting Persons, (ii) the 4,615,385 Shares issuable to SOK Partners as the Second Grid Note Equity Bonus, (iii) the 3,692,308 Shares issuable upon the conversion of the outstanding principal amount under the First Note (as described in Item 3), and (iv) the 4,727,415 Shares issuable upon the conversion of the currently outstanding principal amount of $307,282 under the Grid Note (as described in Item 3)).

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(b) Dr. Herschkowitz is the record holder of 9,352,000 Shares, may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Act) the 3,692,308 Shares issuable upon the conversion of the outstanding principal amount under the First Note (as described in Item 3), and has sole voting power and sole dispositive power with respect to all of such Shares. Dr. Herschkowitz, by virtue of his relationship with SOK Partners, Atlantic Partners and Mr. Kornberg as described in Item 2, may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Act) the 9,230,770 Shares which SOK Partners directly beneficially owns, the 4,727,415 Shares issuable to SOK Partners upon the conversion of the currently outstanding principal amount of $307,282 under the Grid Note (as described in Item 3), and the 300,000 Shares which Joshua Kornberg directly beneficially owns. Because he is one of the two members of Atlantic Partners, Dr. Herschkowitz may be deemed to have shared voting power and shared dispositive power with Mr. Kornberg with respect to the 9,230,770 Shares which SOK Partners directly beneficially owns and the 4,727,415 Shares issuable to SOK Partners upon the conversion of the currently outstanding principal amount of $307,282 under the Grid Note (as described in Item 3).

Mr. Kornberg is the record holder of 300,000 Shares and has sole voting power and sole dispositive power with respect to all of such Shares. Mr. Kornberg, by virtue of his relationship with SOK Partners, Atlantic Partners and Dr. Herschkowitz as described in Item 2, may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Act) the 9,230,770 Shares which SOK Partners directly beneficially owns, the 4,727,415 Shares issuable to SOK Partners upon the conversion of the currently outstanding principal amount of $307,282 under the Grid Note (as described in Item 3), the 9,352,000 Shares which Dr. Herschkowitz directly beneficially owns, and the 3,692,308 Shares issuable to Dr. Herschkowitz upon the conversion of the outstanding principal amount under the First Note (as described in Item 3). Because he is one of the two members of Atlantic Partners, Mr. Kornberg may be deemed to have shared voting power and shared dispositive power with Dr. Herschkowitz with respect to the 9,230,770 Shares which SOK Partners directly beneficially owns and the 4,727,415 Shares issuable to SOK Partners upon the conversion of the currently outstanding principal amount of $307,282 under the Grid Note (as described in Item 3).

SOK Partners is the record holder of 4,615,385 Shares, the beneficial owner of the 4,615,395 Shares representing the Grid Note Second Equity Bonus, may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Act) the 4,727,415 Shares issuable to SOK Partners upon the conversion of the currently outstanding principal amount of $307,282 under the Grid Note (as described in Item 3), and has sole voting power and sole dispositive power with respect to all of such Shares. SOK Partners, by virtue of its relationship with Dr. Herschkowitz and Mr. Kornberg as described in Item 2, may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Act) the 9,352,000 Shares which Dr. Herschkowitz directly beneficially owns, the 3,692,308 Shares issuable to Dr. Herschkowitz upon the conversion of the outstanding principal amount under the First Note (as described in Item 3), and the 300,000 Shares which Mr. Kornberg directly beneficially owns.

Atlantic Partners is not the record holder of any Shares. By virtue of its being the sole member of SOK Partners, Atlantic Partners may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Act) the 9,230,770 Shares which SOK Partners directly beneficially owns and the 4,727,415 Shares issuable to SOK Partners upon the conversion of the currently outstanding principal amount of $307,282 under Grid Note (as described in Item 3). Because Dr. Herschkowitz and Dr. Kornberg are the two members of Atlantic Partners, Atlantic Partners may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Act) the 9,352,000 Shares which Dr. Herschkowitz directly beneficially owns, the 3,692,308 Shares issuable to Dr. Herschkowitz upon the conversion of the outstanding principal amount under the First Note (as described in Item 3), and the 300,000 Shares which Mr. Kornberg directly beneficially owns.

As of the date hereof, none of the Reporting Persons owns any Shares other than the Shares described in this Statement.

Item 5(c) is hereby amended and supplemented with the following:

On May 17, 2012, the Issuer instructed its transfer agent to issue to SOK Partners a stock certificate evidencing 4,615,385 Shares registered in the name of SOK Partners. Such Shares represent the Second Grid Note Equity Bonus.

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Item	6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Response unchanged.

Item	7. Material to be Filed as Exhibits.

Response unchanged.

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SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 17, 2012

SAMUEL HERSCHKOWITZ

__/s/ Samuel Herschkowitz__________

Samuel Herschkowitz

JOSHUA KORNBERG

__/s/ Joshua Kornberg_______________

Joshua Kornberg

SOK PARTNERS LLC

By: Atlantic Partners Alliance LLC, its sole member

By: __/s/ Samuel Herschkowitz_______

Name: Samuel Herschkowitz

Title: President

ATLANTIC PARTNERS ALLIANCE LLC

By: __/s/ Samuel Herschkowitz_______

Name: Samuel Herschkowitz

Title: President

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